UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Secondary Offering of Ordinary Shares

Entry into an Underwriting Agreement

On November 9, 2017, Atento S.A. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Itau BBA USA Securities, Inc., as representatives (the “Representatives”) of the several underwriters therein (the “Underwriters”) and an affiliate of Bain Capital Private Equity, L.P. (the “Selling Shareholder”).

Pursuant to the Underwriting Agreement, the Selling Shareholder agreed to sell 12,295,082 shares of the Company’s ordinary shares (no nominal value) (the “Ordinary Shares”) to the Underwriters, who offered the shares to the public at $9.00 per share (the “Offering”). The Selling Shareholder also granted the Underwriters a 30-day option (the “Over-Allotment Option”) to purchase up to an additional 1,844,262 Ordinary Shares at the public offering price.

The Underwriting Agreement contains customary representations, warranties, and covenants of the Company and the Selling Shareholder and also provides for customary indemnification by each of the Company, the Selling Shareholder, and the Underwriters against certain liabilities and customary contribution provisions in respect of those liabilities.

These representations and warranties of the parties contained in the Underwriting Agreement have been made solely for the benefit of the other party to the Underwriting Agreement and:

•	should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	may have been qualified in the Underwriting Agreement by disclosures that were made to the other party in connection with the negotiation of the Underwriting Agreement;

•	may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and

•	were made only as of the date of the Underwriting Agreement or such other date or dates as may be specified in the Underwriting Agreement.

The sale of the Ordinary Shares by the Selling Shareholders was made pursuant to the Company’s Registration Statement on Form S-3 (Registration No. 333-220065), including a final prospectus supplement dated November 9, 2017, filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

The sale of the Ordinary Shares closed on November 14, 2017, and the Underwriters exercised the Over-Allotment Option in full, which closed concurrently.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1 and incorporated herein by reference.

Press Release

On November 9, 2017, the Company issued a press release announcing the pricing of the Offering, the text of which is set forth as Exhibit 99.1.

On November 14, 2017, the Company issued a press release announcing the closing of the Offering, the text of which is set forth as Exhibit 99.2.

Exhibits.

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A. (Registrant)

By:	/s/ Mauricio Montilha
Mauricio Montilha
Chief Financial Officer

Date: November 14, 2017

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of November 9, 2017, among Atento S.A., Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Itau BBA USA Securities Inc., as representatives of the several other underwriters named therein.

99.1	Press Release, dated November 9, 2017.

99.2	Press Release, dated November 14, 2017.